FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended June 30, 2004

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No        X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer’s disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA). TobacAlert™ is the first test of its kind to accurately measure second-hand smoke exposure in individuals.

Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. NX-1207 is currently in Phase 2 human testing in the US. Nymox also has several other drug candidates and diagnostic technologies in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in meat and other food and drink products. Nymox also is developing drug treatments aimed at the causes of Alzheimer’s disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer’s disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert™ test and implicated in widespread brain cell death seen in Alzheimer’s disease.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended June 30, 2004.

On June 24, Nymox released data from Phase 1-2 U.S. clinical trials of NX-1207, the Company’s investigational new drug for benign prostatic hyperplasia (BPH). A total of 20 men with BPH aged 45-65 were in the trials which evaluated the effect of NX-1207 over a period of 30 days. The trials were designed to include only the more difficult cases of subjects who did not respond to optimal medical therapy. Patients were assessed for the drug effect on symptoms (such as frequent urination, urination at night, difficulty with urination, etc.) and for the drug effect on prostate size measurements. Overall there was a highly significant improvement in symptom scores and shrinkage in prostate size in the 30 day studies. Symptom score reduction reached statistical significance at the p= .035 level. Prostate size reduction also reached statistical significance, at the p= .035 level. There were no significant adverse side effects from the drug in these trials.

The importance of Nymox’s patent rights for statin use in Alzheimer’s disease has been highlighted by recently published medical studies. Researchers at the University of Edinburgh and the University of Aberdeen studied 478 80-year old individuals. The authors concluded that statins “appear promising in preventing cognitive decline in older people”. The new study is published in the current issue of the International Journal of Geriatric Psychiatry (Starr JM, McGurn B, Whiteman M, Pattie A, Whalley LJ, Deary IJ, “Life long changes in cognitive ability are associated with prescribed medications in old age,” Int J Ger Psy April, 2004;19:327-32).

At the end of April, researchers from France and Canada presented significant new findings at the American Academy of Neurology meeting in San Francisco. In the French study, investigators followed 342 Alzheimer’s disease patients for 35 months to determine whether taking statin and/or fibrates to lower cholesterol would have an effect on their rate of cognitive decline. They found that taking the cholesterol-lowering agents was associated with a slower cognitive decline and suggested that they may have a therapeutic benefit by a mechanism independent from the cholesterol-lowering action. The study, “Effects of Statins and Fibrates on Progression of Cognitive Decline in Alzheimer’s Disease,” was authored by Isabelle Masse, Regis Bordet, Dominique Deplanque, Abdullatif Al Khedr, Christian Libersa, and Florence Pasquier.

Researchers with the Canadian Collaborative Cohort of Related Dementias (ACCORD) Study found that taking statins reduced the risk of acquiring Alzheimer’s disease by 52% for the study group as a whole and by 77% for those study subjects who were not ApoE-4 carriers. The ACCORD Study followed 1,136 patients who had been referred to dementia research clinics with the large majority initially showing symptoms of cognitive impairment. The study, “Interaction between Statin Usage and Apolipoprotein E Genotype in Risk of Developing Alzheimer’s Disease: Data from the ACCORD Study” was authored by Ging-Yuek R. Hsiung, Leila Shobab, Jacob Grand, and Howard Feldman of the ACCORD Study Group (P03.053).

Statin drugs for Alzheimer’s disease were featured in an article written by Gina Kolata of the New York Times. The New York Times article stated, “Dr. Wolozin examined the records of 56,790 patients at three hospitals. The results exceeded his wildest hopes. Those who were taking statins had a 70 percent reduction in the prevalence of Alzheimer’s. A few months later, Dr. Hershel Jick of the Boston University School of Medicine and his colleagues reported in The Lancet that they had compared 284 patients with Alzheimer’s to 1,080 people with no dementia. In the patients who had taken statins, the scientists found, the risk of Alzheimer’s was reduced by 70 percent. Two other groups reproduced the observations. Other researchers found that statins protected genetically engineered mice that normally developed brain changes like those found in Alzheimer’s.”

On April 22, Nymox announced significant new progress in the Company’s spheron developments for Alzheimer’s Disease (AD). Spherons are masses of protein and toxins, discovered by Nymox scientists, and closely associated with the brain plaques and cell death found in AD. Human AD tissue measurements in different brain regions have newly been found to show unique spheron cellular “fingerprints” by extensive sensitive measurement techniques. The findings strongly bolster the Nymox AD product development work based on spheron biology. Nymox researchers have elucidated spheron biology, extracted “spherotoxin” molecules, and have developed proprietary models for spheron based drug programs (for reference examples, see Drug News and Perspectives 11, 8, 469-499; Alzheimer’s Reports 5, 3, 177-184).

On June 29, Nymox announced that a new study published in the Journal of Alzheimer’s Disease (J Alzheimers Dis. June, 2004; 6(3):231-42) had reported finding important new evidence linking neural thread protein (NTP), the brain protein measured by the company’s proprietary urine AlzheimAlert™ test, to impaired insulin functioning and accelerated death in brain cells. Previous published studies have found that NTP was elevated in the brain tissue, cerebrospinal fluid and urine of Alzheimer’s disease patients and have shown that increased NTP production is associated with many of the characteristic signs of cell death and changes found in Alzheimer’s disease (AD). Other unrelated published studies have found evidence that impaired insulin functioning may play an important role in AD.

The new study conducted by Drs. Suzanne de la Monte and Jack Wands of Brown University provided new evidence that increased NTP production kills brain cells by interfering with the insulin signaling they require for normal functioning and setting off a cascade of changes, leading to cellular and protein dysfunctions characteristic of Alzheimer’s disease and to increased cell death.

On June 30, Nymox announced that its tobacco exposure tests have been recently featured in the Australian media as reporters put the products to the test as part of the ongoing debate in Australia over tobacco smoking in pubs, restaurants and other public places. Nymox’s TobacAlert™ product was used to measure levels of second-hand smoke exposure in volunteers sent to Melbourne, Australia’s smoky pubs and other public places according to a June 26, story in The Sunday Herald Sun. Volunteers and pub workers exposed to second-hand smoke registered a positive TobacAlert™ reading; those with a higher level of exposure to second-hand smoke had a corresponding higher TobacAlert™ reading. The Herald Sun, published in Melbourne, is Australia’s biggest-selling daily newspaper.

In another development (May 21, 2004), the Western Australian branch of the Australian Medical Association has made the product available as part of its campaign against second-hand smoke. The West Australian, a newspaper based in Perth, Australia, reported on the results of testing non-smoking medical students after just one hour of exposure in a suburban hotel in Perth; many tested positive for second-hand smoke, using Nymox tobacco exposure products. Perth television also televised the story.

On April 21, Nymox announced that it had received notice of allowance of its U.S. patent application for a unique method and device for using saliva to determine cholesterol levels. Elevated cholesterol is a well-known major risk factor for heart disease, the leading cause of death in the U.S., and has been implicated as a risk factor for such other diseases as stroke, diabetes, and Alzheimer’s disease. The National Heart, Lung and Blood Institute of the NIH recommends routine screening for elevated cholesterol levels. The cholesterol testing market in the U.S. is estimated to be at over 200 million tests a year and is projected to rise as the baby boom generation ages.

We wish to thank our over 4,000 shareholders for their valued strong support. The Nymox team has confidence in the Company’s drugs, medical products, projects and technologies, and we welcome the important challenges ahead.

/s/ Paul Averback, MD
Paul Averback MD
President

August 13, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgement.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $9.4 million as of December 31, 2003, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

New Accounting Policies

Refer to note 1(b) to the interim consolidated financial statements.

Results of Operations

Six Months Ended June 30	2004	2003	2002
Total Revenues	$141,254	$109,725	$239,035

Net Loss	$(2,106,322)	$(2,051,379)	$(1,726,595)

Loss per share (basic & diluted)	$(0.09)	$(0.09)	$(0.08)

Total Assets	$3,991,754	$3,741,645	$4,218,991

Quarterly Results	Q2 - 2004	Q1 - 2004	Q4 - 2003	Q3 - 2003
Total Revenues	$82,999	$58,255	$31,991	$58,416

Net Loss	$(1,142,540)	$(963,782)	$(1,465,157)	$(847,163)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.06)	$(0.04)

	Q2 - 2003	Q1 - 2003	Q4 - 2002	Q3 - 2002

Total Revenues	$75,698	$34,027	$50,898	$71,815

Net Loss	$(1,122,889)	$(928,490)	$(895,743)	$(799,681)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.03)	$(0.04)

Results of Operations – Q2 2004 compared to Q2 2003

Net losses were $1,142,540, or $0.05 per share, for the three months and $2,106,322, or $0.09 per share for the six months ended June 30, 2004, compared to $1,122,889, or $0.05 per share, for the three months and $2,051,379, or $0.09 per share, for the six months ended June 30, 2003. The weighted average number of common shares outstanding for the six months ended June 30, 2004 was 24,657,980 compared to 23,363,511 for the same period in 2003.

Revenues

Revenues from sales amounted to $82,999 for the three months and $141,254 for the six months ended June 30, 2004, compared with $75,326 for the three months and $108,870 for the six months ended June 30, 2003 due to an increase in the sales of NicAlert/TobacAlert (198%). The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $1,150,272 for the six months ended June 30, 2004, compared with $1,164,018 for the six months ended June 30, 2003 due to a decrease in R&D expenditures on diagnostics. For the first six months of 2004, research tax credits amounted to $4,988 compared to $33,019 in 2003 because of a decrease in expenditures eligible for tax credits. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials.

Marketing Expenses

Marketing expenditures were $120,355 for the six months ended June 30, 2004, compared with $80,881 for the six months ended June 30, 2003. Increased marketing of our products accounts for the rise in expenditures. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $666,732 for the six months ended June 30, 2004, compared with $674,678 for the six months ended June 30, 2003, due to lower professional fees. The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2004 expenses (70% in 2003) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2004 or 2003.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $17,099 per month and ongoing research funding payments to a U.S. medical facility totaling $229,750 in 2004.

Contractual Obligations	Total	Current	1-3 years	4-5 years
Rent	$291,034	$205,193	$85,841	$0

Operating Leases	$31,666	$10,029	$21,637	$0

Other Long Term Obligations	$229,750	$229,750	$0	$0

Total Contractual Obligations	$552,450	$444,972	$107,478	$0

Results of Operations – Q2 2003 compared to Q2 2002

Net losses were $1,122,889, or $0.05 per share, for the three months and $2,051,379, or $0.09 per share, for the six months ended June 30, 2003 compared to $843,578, or $0.04 per share, and $1,726,595, or $0.08 per share, for the same periods in 2002. The weighted average number of common shares outstanding for the six months ending June 30, 2003 was 23,363,511 compared to 22,481,717 for the same period in 2002.

Revenues

Revenues from sales amounted to $75,326 for the three months and $108,870 for the six months ended June 30, 2003, compared with $172,958 and $235,263 for the same periods in 2002. The reduction in revenues for AlzheimAlert (decrease 52%) and NicAlert (decrease 57%) accounted for the decrease in the first half of 2003, compared to 2002.

Research and Development

Research and development expenditures were $1,164,018 for the six months ended June 30, 2003, compared with $914,935 for the same period in 2002. The increase is attributable to higher spending in the development of the therapeutic products in the Company’s pipeline. During the first six months of 2003, research tax credits amounted to $33,019 compared to $9,789 for the same period in 2002.

Marketing Expenses

Marketing expenditures decreased to $80,881 for the six months ended June 30, 2003, compared to $141,002 for the same period in 2002. The decrease is attributable to planned reductions in costs relating to marketing agreements.

Administrative Expenses

General and administrative expenses increased to $674,678 for the six months ended June 30, 2003, compared with $610,231 for the same period in 2002, due to higher professional fees.

Financial Position

Liquidity and Capital Resources

As of June 30, 2004, cash totaled $363,907 and receivables including tax credits totaled $109,169. In August 2003, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $12 million of the Corporation’s common shares over a twenty-four month period commencing August 25, 2003. As at August 13, 2004, eleven drawings were made under this purchase agreement, for total proceeds of $4,240,000. Specifically, on September 30, 2003, 204,918 common shares were issued at a price of $2.44 per share. On October 21, 2003, 182,203 common shares were issued at a price of $2.36 per share. On December 8, 2003, 106,383 common shares were issued at a price of $2.82 per share. On December 22, 2003, 109,091 common shares were issued at a price of $2.75 per share. On January 14, 2004, 102,041 common shares were issued at a price of $3.92 per share. On February 27, 2004, 69,284 common shares were issued at a price of $4.33 per share. On March 10, 2004, 100,402 common shares were issued at a price of $4.98 per share. On April 30, 2004, 92,807 common shares were issued at a price of $4.31 per share. On June 22, 2004, 69,444 common shares were issued at a price of $2.88 per share. On July 7, 2004, 140,056 common shares were issued at a price of $3.57 per share. On August 3, 2004, 130,990 common shares were issued at a price of $3.13 per share. The Company can draw down a further $7,760,000 over the remaining 12 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended June 30, 2004, 2003 and 2002

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2004, with comparative figures as at December 31, 2003
(in US dollars)

	June 30, 2004	December 31, 2003
Assets
Current assets:
Cash	$363,907	$605,603
Accounts receivable	71,163	27,503
Research tax credits receivable	38,006	33,019
Inventories	44,002	66,547
Prepaid expenses and deposits	17,500	15,000

	534,578	747,672
Long-term security deposit	--	17,500
Long-term receivables	70,000	70,000
Property and equipment	131,171	133,161
Patents and intellectual property	3,256,005	3,034,529

	$3,991,754	$4,002,862

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,582,224	1,218,234
Notes payable	500,000	500,000
Deferred revenue	28,535	5,930

	2,110,759	1,724,164
Non-controlling interest	800,000	800,000
Shareholders' equity:
Share capital (note 2)	34,683,350	32,503,600
Warrants and options	55,384	336,438
Additional paid-in capital	546,811	85,200
Deficit	(34,204,550)	(31,446,540)

	1,080,995	1,478,698
Contingencies (note 6)
Subsequent events (note 7)

	$3,991,754	$4,002,862

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2004	2003	2002	2004	2003	2002
Revenue:
Sales	$82,999	$75,326	$172,958	$141,254	$108,870	$235,263
Interest	--	372	1,140	--	855	3,772

	82,999	75,698	174,098	141,254	109,725	239,035
Expenses:
Research and
development	624,269	635,455	380,045	1,150,272	1,164,018	914,935
Less investment tax
credits	--	(29,461)	(3,908)	(4,988)	(33,019)	(9,789)

	624,269	605,994	376,137	1,145,284	1,130,999	905,146
General and
administrative	379,160	411,425	413,983	666,732	674,678	610,231
Marketing	58,576	33,124	56,520	120,355	80,881	141,002
Cost of sales	49,272	42,013	99,405	88,410	65,087	119,006
Depreciation and
amortization	103,932	99,470	95,994	206,520	197,156	190,408
Interest and bank
charges	10,330	6,561	8,537	20,275	12,303	32,737

	1,225,539	1,198,587	1,050,576	2,247,576	2,161,104	1,998,530
Gain on disposal of capital
assets	--	--	32,900	--	--	32,900

Net loss	$(1,142,540)	$(1,122,889)	$(843,578)	$(2,106,322)	$(2,051,379)	$(1,726,595)

Loss per share (basic
and diluted) (note 3)	$(0.05)	$(0.05)	$(0.04)	$(0.09)	$(0.09)	$(0.08)

Weighted average
number of common
shares outstanding:
Basic	24,763,587	23,524,888	22,581,750	24,657,980	23,363,511	22,481,717
Plus impact of stock options
and warrants	156,338	112,267	201,065	262,599	152,598	248,224

Diluted	24,919,925	23,637,155	22,782,815	24,920,579	23,516,109	22,729,941

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2004	2003	2002	2004	2003	2002
Deficit, beginning of
period:
As previously reported	$(33,027,501)	$(27,877,436)	$(24,190,000)	$(31,326,826)	$(26,742,308)	$(23,153,447)
Adjustment to reflect
change in accounting
for amortization of
patents (note 1 (b) (ii))	--	--	--	(119,714)	(129,125)	(138,536)

Sub-total	(33,027,501)	(27,877,436)	(24,190,000)	(31,446,540)	(26,871,433)	(23,291,983)
Adjustment to reflect
change in accounting
policy for employee
stock options
(note 1 (b) (i))	--	--	--	(548,164)	--	--

Deficit restated	(33,027,501)	(27,877,436)	(24,190,000)	(31,994,704)	(26,871,433)	(23,291,983)
Net loss	(1,142,540)	(1,122,889)	(843,578)	(2,106,322)	(2,051,379)	(1,726,595)
Share issue costs	(34,509)	(28,756)	(47,104)	(103,524)	(106,269)	(62,104)

Deficit, end of period	$(34,204,550)	$(29,029,081)	$(25,080,682)	$(34,204,550)	$(29,029,081)	$(25,080,682)

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2004	2003	2002	2004	2003	2002
Cash flows from operating
activities:
Net loss	$(1,142,540)	$(1,122,889)	$(843,578)	$(2,106,322)	$(2,051,379)	$(1,726,595)
Adjustments for:
Depreciation and
amortization	103,932	99,470	95,994	206,520	197,156	190,408
Stock-based
compensation	4,055			8,110
Write-down of deferred
share issue costs	--	--	35,398	--	--	70,796
Services paid with
common shares	--	--	32,420	--	--	32,420
Gain on disposal
of capital assets	--	--	(32,900)	--	--	(32,900)
Net change in operating
assets and liabilities	658,445	97,626	24,363	375,493	(219,342)	226,167

	(376,108)	(925,793)	(688,303)	(1,516,199)	(2,073,565)	(1,239,704)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	600,000	500,000	360,000	1,804,033	2,106,000	1,479,000
Share issue costs	(34,509)	(28,756)	(47,104)	(103,524)	(106,269)	(62,104)
Repayment of notes payable	--	--	(396,775)	--	(322,436)	(396,775)
Proceeds from issuance
of notes payable	--	--	364,517	--	--	364,517

	565,491	471,244	280,638	1,700,509	1,677,295	1,384,638
Cash flows from investing
activities:
Additions to property
and equipment,
and patents and
intellectual property	(203,578)	(59,310)	(53,702)	(426,006)	(78,412)	(151,738)
Proceeds on disposal
of property and
equipment	--	--	32,900	--	--	32,900

	(203,578)	(59,310)	(20,802)	(426,006)	(78,412)	(118,838)

Net (decrease) increase
in cash	(14,195)	(513,859)	(428,467)	(241,696)	(474,682)	26,096
Cash, beginning of period	378,102	699,806	943,550	605,603	660,629	488,987

Cash, end of period	$363,907	$185,947	$515,083	$363,907	$185,947	$515,083

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$10,330	$6,561	$8,537	$20,275	$12,303	$25,737
(b) Non-cash
transactions:
Acquisition of
Serex, Inc. by
issuance of
common shares	--	--	--	--	--	3,098
Cashless exercise
of warrants	2,996	--	--	375,717	--	--

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2004 and the unaudited consolidated statements of operations, deficit and cash flows for the three and six-month periods ended June 30, 2004, 2003 and 2002 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2003, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2003.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

(i)	Stock-based compensation:

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation cost is recognized.

The CICA has amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

(ii)	Amortization of patents:

The Corporation has amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change has been applied retroactively and has decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies (continued):

(iii)	Impairment and disposal of long-lived assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment or Disposal of Long-Lived Assets and revised Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Together, these two sections supersede the write-down and disposal provisions of Section 3061, Property, Plant and Equipment as well as Section 3475, Discontinued Operations.

Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Corporation. It requires that an impairment loss be recognized for long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value. Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Corporation and changes the timing of recognizing losses on such operations.

On January 1, 2004, the Corporation adopted Section 3063 on the impairment of long-lived assets held for use and the revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations. There was no impact on the Corporation’s financial statements as a result of adopting these recommendations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

2.	Share capital:

(a)	Share capital transactions during the period were as follows:

	Number	Dollars
Balance, December 31, 2003 (audited)	24,401,159	$32,503,600
Issued for cash pursuant to common stock private
purchase agreement (i)	433,978	1,800,000
Issued pursuant to the exercise of warrants (ii):
For cash	1,090	4,033
Ascribed value from other capital and
cashless exercise	21,351	375,717

Balance, June 30, 2004 (unaudited)	24,857,578	$34,683,350

(i)	Common Stock Private Purchase Agreement:

In August 2003, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $12 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended June 30, 2004, the Corporation issued 165,251 common shares to the Purchaser for aggregate proceeds of $600,000 under the agreement. In the six-month period ended June 30, 2004, the Corporation issued 433,978 common shares to the Purchaser for aggregate proceeds of $1,800,000. At June 30, 2004, the Corporation can require the Purchaser to purchase up to $8,670,000 of common shares over the remaining 13 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

2.	Share capital (continued):

(a)	Share capital transactions during the period were as follows (continued):

(ii)	Exercise of warrants:

In the period ended June 30, 2004, the Corporation issued 1,090 common shares upon the exercise of 1,090 Series J warrants. In addition, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 4,398 common shares pursuant to a cashless exercise of 22,061 Series J warrants. The value credited to share capital of $375,717 represents the ascribed value of $281,054 of the warrants exercised previously recorded by the Corporation on the consolidated balance sheet, as well as the fair value of $94,663 of the 21,351 common shares issued to the warrant holders upon exercise.

The fair value of the common shares issued to settle the exercise of the warrants was recorded as an increase to additional paid-in capital.

(b)	Warrants and options:

Changes in outstanding warrants and options during the period were as follows:

	Warrants	Options
Outstanding warrants and options, December	611,860	2,130,500
Exercised	(133,030)	--
Expired	(93,334)	(66,000)

Outstanding warrants and options, June 30,	385,496	2,064,500

During the period, 109,879 Series G and 23,151 Series J warrants were exercised. In addition, 66,667 Series H and 26,667 Series I warrants expired, as well as 66,000 options with a weighted average exercise price of $6.77 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

3.	Stock-based compensation:

No options were granted by the Corporation in the three and six-month periods ended June 30, 2004. The Corporation recorded total stock-based compensation of $4,055 for the three months ended June 30, 2004 and $8,110 for the six months ended June 30, 2004 for options granted to employees in 2003, which is included in marketing expenses on the consolidated statement of operations. Stock-based compensation in fiscal 2004 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to measure and account for stock-based compensation costs relating to exempt options issued to employees in the periods ended June 30, 2003 and 2002, the net earnings and related earnings per share figures would be as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Reported net loss	$(1,122,889)	$(843,578)	$(2,051,379)	$(1,726,595)
Pro forma adjustments to
compensation expense	(2,627)	--	(2,627)	--

Pro forma net loss	$(1,125,516)	$(843,578)	$(2,054,006)	$(1,726,595)

Pro forma loss per share
(basic and diluted)	$(0.05)	$(0.04)	$(0.09)	$(0.08)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

4.	Canadian/US Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended June 30,			Six months ended June 30,
	2004	2003	2002	2004	2003	2002
Net loss, Canadian GAAP	$(1,142,540)	$(1,122,889)	$(843,578)	$(2,106,322)	$(2,051,379)	$(1,726,595)
Adjustments:
Stock-based
compensation
options granted to
non-employees (i)	(10,285)	(10,285)	(10,285)	(20,570)	(20,570)	(20,570)

Net loss, U.S. GAAP	$(1,152,825)	$(1,133,174)	$(853,863)	$(2,126,892)	$(2,071,949)	$(1,747,165)

Loss per share, U.S. GAAP	$(0.05)	$(0.05)	$(0.04)	$(0.09)	$(0.09)	$(0.08)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those disclosed for Canadian GAAP purposes.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

4.	Canadian/US Reporting Differences (continued):

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	June 30, 2004	December 31, 2003
Shareholders' equity, Canadian GAAP,
restated, note 1 (b) (ii)	$1,080,995	$1,478,698
Adjustments:
Stock-based compensation - options
granted to non-employees(i):
Cumulative compensatiion
expense	(1,363,433)	(1,342,863)
Additional paid-in capital	1,415,996	1,395,426
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders' equity, U.S. GAAP	$1,070,886	$1,468,589

(i)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

(ii)	The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for periods prior to January 1, 2000 have been translated into US dollars at the ending exchange rate for the respective period and the statement of operations at the average exchange rate for the respective period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

5.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States
Revenues:
2004	$2,213	$139,041
2003	3,170	106,555
2002	3,772	235,263
Net loss:
2004	(1,777,554)	(328,768)
2003	(1,639,182)	(412,197)
2002	(1,417,277)	(309,318)
Property and equipment, patents and intellectual property:
June 30, 2004	3,099,618	287,558
December 31, 2003	2,875,205	292,485

6.	Contingencies:

Litigation:

A shareholder has served the Corporation with a Statement of Claim filed with the Ontario Superior Court of Justice claiming to be entitled to the issuance of 388,797 additional shares in accordance with repricing provisions contained in a 2000 private placement agreement and to damages of $4,000,000 for lost opportunity to sell these shares. The Corporation believes that the shareholder’s interpretation of repricing provisions in the March 2000 agreement is incorrect and intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these financial statements. In October 2003, the Corporation filed an action against the shareholder, certain private investors, their agents and others in the United States District Court of the Southern District of New York. The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments and/or breached their fiduciary duties toward the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements (Continued)
(Unaudited)

Periods ended June 30, 2004, 2003 and 2002
(in US dollars)

6.	Contingencies (continued):

Demand of arbitration:

In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney’s fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. Subsequently, in October 2002, the former employee filed a complaint in the New Jersey Superior Court concerning the termination of her employment with the Corporation. The complaint claims unspecified damages. The Corporation believes these claims are without merit and intends to defend the matter vigorously. (See note 7 (b)).

7.	Subsequent events:

(a)	Private placements:

On July 7, 2004, the Corporation issued 140,056 common shares, pursuant to the common stock private purchase agreement referred to in note 2 (a), for a cash consideration of $500,000.

On August 3, 2004, the Corporation issued 130,990 shares, pursuant to the common stock private purchase agreement referred to in note 2 (a), for cash consideration of $410,000.

(b)	Litigation:

The Corporation has reached an agreement to settle its litigation in Ontario and in the United States District Court of the Southern District of New York with a shareholder and certain private investors, their agents and others. The agreement will result in the dismissal of all outstanding actions between the parties. The terms of the settlement are confidential but do not require the Corporation to issue further shares or pay any damages or significant legal fees.

The Corporation has also reached a confidential settlement agreement in its litigation in New Jersey with a former employee.

As a result, the settlement of these claims is recorded in the accounts at June 30, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: August 13, 2004